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TALISMAN ENERGY PUBLISHES 11th ANNUAL
CORPORATE RESPONSIBILITY REPORT
First Canadian company to introduce shale operating principles

Calgary, Alberta – June 19, 2012 – Talisman Energy (TSX:TLM, NYSE:TLM) has issued its 11th annual Corporate Responsibility (CR) Report, sharing examples of the company’s long-standing commitment to responsible oil and gas exploration and development. A further progression this year is the introduction of Talisman’s shale operating principles, a set of standards that guide its global shale operations.

Talisman’s CR efforts have also been recognized by the Dow Jones Sustainability Index and the Jantzi Social Index, and the company has recently been named one of Canada’s Top 50 Best Corporate Citizens by Corporate Knights Magazine.

“Corporate responsibility at Talisman is not an ancillary activity owned by a single department. It lies at the heart of how we conduct our business,” says John A. Manzoni, President and Chief Executive Officer. “While our policies and standards set expectations, it is the commitment and hard work of our employees that ensure we get it right.

We have a track record of responsible operations, which has been recognized by a number of independent sources. We are proud to be ranked in the top 20 of Canada’s best 50 corporate citizens. The three principles that underpin how we do business are: responsible operations, working to help communities benefit from our activities, and being transparent and collaborative."

In March 2012, Talisman was the first Canadian energy company to produce and publish shale operating principles. While aspirational in some cases, these principles, which are supported by 58 elements, are intended to guide and drive the continuous improvement of Talisman’s global shale operations.

“We developed and introduced our shale principles because we recognize public concerns around shale development,” says Paul Smith, Executive Vice-President, North American Operations. “Talisman was among the first group of companies to disclose contents of hydraulic fracturing fluids, and we remain committed to not only follow best practices, but to lead the way. Through our principles, we are determined to continue to do so by developing this natural resource in a manner that is transparent, safe, environmentally responsible and beneficial to local communities.”

The CR Report also provides insight into how Talisman’s three core principles of responsible operations, mutual benefit, and transparency and collaboration are applied across global operations. The document highlights Talisman’s challenges, successes and areas for improvement across five operational areas of safety, environment, people, communities and stakeholders, and governance.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM.

Please visit our website at
www.talisman-energy.com.

To view our shale principles visit
http://www.talisman-energy.com/operations/north_america/shale-operating-principles.html

To view our Corporate Responsibility Report visit
http://www.talisman-energy.com/responsibility/cr_report/

To view the Corporate Knights website visit
http://www.corporateknights.com/report/2012-best-corporate-citizens-canada

For further information on Talisman’s corporate responsibility activities, please contact:

Media and General Inquiries                                                                           Corporate Responsibility Inquiries
Phoebe Buckland                                                                         Andrew Vickerman
Lead, External Communications                                                                        Head, Corporate Affairs
Phone:                      403-237-1536  Fax: 403-237-1210                                      Phone: 403-724-1729  Fax: 403-237-1902
E-mail:                       tlm@talisman-energy.com                                               E-mail: tlm@talisman-energy.com